

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-mail
Tsai Ko
Chief Executive Officer and Director
Longbau Group, Inc.
15/B—15/F Cheuk Nang Plaza
250 Hennessy Road, Hong Kong

> **Re:   Longbau Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2014**
> **File No. 333-194583**

Dear Mr. Ko:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our prior letter dated April 2, 2014.  Please tell us in greater detail the nature of the employees you have hired, the status of negotiation of your lease agreement, and the nature of your operating expenses during the last quarter.

2.   We note your response to prior comment 2.  You refer to promoters here and on page 19, although you also state under Certain Relationships and Related Transactions that you have not had any promoters.  Please revise to reconcile these disclosures.  Revise to identify any promoters as required by Item 404(c) of Regulation S-K.

Risk Factors, page 4
Our limited operating history may not serve as an adequate basis. . ., page 4

3.      You state in your response to prior comment 8 that you have deleted references to intellectual property and proprietary technology.  However, that language does not appear to have been deleted.  Please delete that language in your next amendment or revise to clarify as previously requested.

Liquidity and Capital Resources, page 16

4.      We note the revisions to your disclosure.  You state that you believe it will not be necessary to raise additional funds during the next twelve months, although your estimated budget for the year is almost $100,000 greater than your current assets on hand. Please revise to clarify the basis for your belief that additional funding will not be necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Ryan Nail, Esq.